**SULTAN MINERALS INC.**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

SUL-TSX VENTURE

[redacted]

05012274

November 1, 2005

SUPPL

**VIA FEDERAL EXPRESS**

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

RECEIVED NOV 02 2005 213 PROCESSING SECTION

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

***Under the United States Securities Exchange Act of 1934***

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

11/4

Enclosures

United States Sec Filing
November 1, 2005

**Sultan Minerals Inc.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

---

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Releases**

1. Sultan Minerals Discovers 495 Feet of Molybdenum on Its Jersey-Emerald Property – October 3, 2005;
2. Sultan Minerals Expands Molybdenum Zone on Its Jersey-Emerald Property – October 13, 2005
3. Sultan Minerals Finds More Molybdenum at Jersey Emerald – October 26, 2005.
4. Sultan Minerals Extends Warrant Terms – October 28, 2005.

**Correspondence with Securities Commission(s)**

5. Form 51-102F3 – Material Change Report – dated October 3, 2005.

**SULTAN MINERALS INC.**
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 3, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

# SULTAN MINERALS DISCOVERS 495 FEET OF MOLYBDENUM ON ITS JERSEY-EMERALD PROPERTY

**Sultan Minerals Inc. (SUL-TSX-V)** is pleased to announce that that it has received final assays for hole 3 (JM05-03) of its underground drilling program on its Jersey-Emerald Molybdenum Property, in the Salmo area of British Columbia. Drilling focused on the East Dodger Zone of the Emerald Tungsten Mine where sizeable molybdenum and tungsten deposits were intersected in two initial holes completed in July (please see News Release of August 2, 2005).

Drill hole 3 was a 600-foot long hole drilled adjacent to previously announced drill hole 2, which assayed **0.22% $MoS_2$ over its entire 192 foot length, including 5.19% $MoS_2$ over a 3.7 foot wide intersection near the bottom of the hole**. Hole 3 was drilled to the East along an azmuth of 067° with a dip of –25° in order to determine the total width of the mineralized intersection found in hole 2. The hole confirmed the earlier intersection and showed molybdenum mineralization to a hole depth of 537 feet. Beyond this depth, the alteration and mineralization decreased suggesting that the western margin of the deposit had been penetrated. **Good mineralization was encountered to a depth of 495 feet with the hole averaging 0.11% $MoS_2$ over this length. Higher grades were encountered over the first half of the hole where a 165.5 foot section averaged 0.26% $MoS_2$. Within this interval several high-grade intersections were encountered with the best section averaging 1.30% $MoS_2$ over 15.0 feet including a 2.5 foot section that carried 2.58% $MoS_2$.**

Assays for holes 1 thru 3 are tabled below.

| Drill Hole# | Grid North | Grid East | Azmth/ Dip. | Length | From | To | Width | Mo %* | $MoS_2$ %* |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | *(Feet)* | | | | |
| **JM05-03** | 6976 | 8777 | 067 /-25 | 600 | 0.00 | 495.00 | **495.00** | 0.068 | **0.11** |
| Including | | | | | 0.00 | 275.5 | **275.50** | 0.103 | **0.17** |
| Including | | | | | 92.50 | 258.00 | **165.50** | 0.153 | **0.26** |
| Including | | | | | 200.00 | 215.00 | **15.00** | 0.777 | **1.30** |
| Including | | | | | 200.00 | 202.50 | **2.50** | 1.558 | **2.58** |
| and | | | | | 145.50 | 163.50 | **18.00** | 0.194 | **0.32** |
| and | | | | | 534.00 | 537.00 | **3.00** | 0.045 | **0.08** |
| | | | | | | | | | |
| **JM05-02** | 6977 | 8781 | 067 /-37 | 196 | 4.00 | 196.00 | **192.00** | 0.13 | **0.22** |
| Including | | | | | 48.00 | 64.20 | **16.20** | 0.28 | **0.47** |
| Including | | | | | 48.00 | 52.25 | **4.25** | 0.97 | **1.62** |
| and | | | | | 79.60 | 102.70 | **23.10** | 0.22 | **0.37** |

*Table continued*

| Drill Hole# | Grid North | Grid East | Azmth/ Dip. | Length | From | To | Width | Mo %* | $MoS_2$ %* |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (Feet) | | | | | |
| Including | | | | | 79.60 | 84.10 | **4.50** | 0.79 | **1.32** |
| Including | | | | | 98.45 | 102.70 | **4.25** | 0.30 | **0.50** |
| and | | | | | 176.00 | 189.70 | **13.70** | 1.03 | **1.72** |
| Including | | | | | 186.00 | 189.70 | **3.70** | 3.11 | **5.19** |
| | | | | | | | | | |
| **JM05-01** | 6603 | 8711 | 070 /-35 | 498 | 4.00 | 5.20 | **1.20** | 0.07 | **0.12** |
| and | | | | | 138.70 | 142.00 | **3.30** | 0.27 | **0.45** |
| and | | | | | 303.50 | 307.00 | **3.50** | 0.01 | **0.02** |
| and | | | | | 342.50 | 394.50 | **52.00** | 0.02 | **0.03** |
| Including | | | | | 342.50 | 344.30 | **1.80** | 0.05 | **0.08** |
| Including | | | | | 350.60 | 362.50 | **11.90** | 0.02 | **0.03** |
| Including | | | | | 373.00 | 379.90 | **6.90** | 0.04 | **0.07** |
| Including | | | | | 378.20 | 379.90 | **1.70** | 0.01 | **0.02** |
| Including | | | | | 390.50 | 394.50 | **4.00** | 0.03 | **0.05** |
| and | | | | | 398.00 | 461.00 | **63.00** | 0.04 | **0.07** |
| Including | | | | | 445.65 | 454.75 | **9.10** | 0.16 | **0.27** |
| Including | | | | | 445.65 | 449.75 | **4.10** | 0.26 | **0.43** |

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.
Note 2: $MoS_2$ grades are calculated from the Mo assays shown in column 9.

During the current drill program 3,900 feet (1,200 metres) of diamond drilling was completed in 10 holes. The 12 holes completed to date have tested a 1,000 foot long by 500 foot wide zone located along the eastern margin of a 1,000-foot by 2,000-foot (600-metre by 300-metre) area of molybdenum exposures seen in historic underground mine workings. The 10 recent holes stepped out from the high-grade molybdenum mineralization intersected in drill hole 2 and attempted to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the mineralization.

The remaining nine holes have now been logged, split and are awaiting assay. In logging the core, Sultan's geologists report that molybdenum mineralization was intersected in all 10 holes indicating potential for significant tonnage. Assays for holes 4, 5 and 6 are expected within the next 10 days and will be released as they are received.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the underground exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information please contact:

T. J. Malcolm Powell, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@sultanminerals.com

*No regulatory authority has approved or disapproved the information contained in this news release.*

# SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 13, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS EXPANDS MOLYBDENUM ZONE ON ITS JERSEY-EMERALD PROPERTY

**Sultan Minerals Inc. (SUL-TSX-V)** is pleased to announce that it has received final assays for holes 4, 5, and 6 (JM05-04, JM05-05 and JM05-06) of its underground drilling program on its Jersey-Emerald Molybdenum Property, in the Salmo area of British Columbia. **The three underground holes were step out holes from previously announced hole 2 which assayed 0.22% $MoS_2$ over its entire 192 foot length, and hole 3 which averaged 0.11% $MoS_2$ over 495 feet** (please see News Releases of August 2 and October 3, 2005).

The results of these three drill holes are extremely encouraging. They confirm the results of the previous three holes and demonstrate that the molybdenum rich body has bulk tonnage potential. The molybdenum rich body has now been shown to extend 650 feet north-south, 400 feet east-west and to a depth of 300 feet and remains open in all directions.

Assays for holes 4, 5 and 6 and previously reported holes 1 through 3 are tabled below.

| Drill Hole# | Grid North | Grid East | Azmth/Dip. | Length | From | To | Width | Mo %* | $MoS_2$ % |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (Feet) | | | | | |
| **JM05-06** | 6992 | 8778 | 045 /+05 | 325.00 | 2.00 | 115.00 | **113.00** | 0.050 | **0.08** |
| Including | | | | | 22.00 | 40.00 | **18.00** | 0.184 | **0.31** |
| Including | | | | | 22.00 | 26.00 | **4.00** | 0.617 | **1.03** |
| | | | | | | | | | |
| **JM05-05** | 6992 | 8778 | 045 /-20 | 438.00 | 0.00 | 438.00 | **438.00** | 0.028 | **0.05** |
| Including | | | | | 29.00 | 166.00 | **137.00** | 0.076 | **0.13** |
| Including | | | | | 80.00 | 146.50 | **66.50** | 0.108 | **0.18** |
| Including | | | | | 80.00 | 98.00 | **18.00** | 0.254 | **0.42** |
| and | | | | | 143.50 | 146.50 | **3.00** | 0.558 | **0.93** |
| | | | | | | | | | |
| **JM05-4** | 6979 | 8777 | 067 /+05 | 270.00 | 65.00 | 152.00 | **87.00** | 0.034 | **0.06** |
| Including | | | | | 65.00 | 103.50 | **38.50** | 0.055 | **0.09** |
| Including | | | | | 97.00 | 103.50 | **6.50** | 0.218 | **0.36** |
| | | | | | | | | | |
| **JM05-03** | 6976 | 8777 | 067 /-25 | 600.00 | 0.00 | 495.00 | **495.00** | 0.068 | **0.11** |
| Including | | | | | 0.00 | 275.50 | **275.50** | 0.103 | **0.17** |
| Including | | | | | 92.50 | 258.00 | **165.50** | 0.153 | **0.26** |
| Including | | | | | 200.00 | 215.00 | **15.00** | 0.777 | **1.30** |
| Including | | | | | 200.00 | 202.50 | **2.50** | 1.558 | **2.58** |
| and | | | | | 145.50 | 163.50 | **18.00** | 0.194 | **0.32** |
| and | | | | | 534.00 | 537.00 | **3.00** | 0.045 | **0.08** |

***Table continued***

| Drill Hole# | Grid North | Grid East | Azmth/Dip. | Length | From | To | Width | Mo %* | $MoS_2$ % |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (feet) | | | | | |
| **JM05-02** | 6977 | 8781 | 067 /-37 | 196.00 | 4.00 | 196.00 | **192.00** | 0.13 | **0.22** |
| Including | | | | | 48.00 | 64.20 | **16.20** | 0.28 | **0.47** |
| Including | | | | | 48.00 | 52.25 | **4.25** | 0.97 | **1.62** |
| and | | | | | 79.60 | 102.70 | **23.10** | 0.22 | **0.37** |
| | | | | | | | | | |
| **JM05-01** | 6603 | 8711 | 070 /-35 | 498.00 | 4.00 | 5.20 | **1.20** | 0.07 | **0.12** |
| and | | | | | 138.70 | 142.00 | **3.30** | 0.27 | **0.45** |
| and | | | | | 342.50 | 461.00 | **119.00** | 0.03 | **0.05** |
| Including | | | | | 445.65 | 454.75 | **9.10** | 0.16 | **0.27** |
| Including | | | | | 445.65 | 449.75 | **4.10** | 0.26 | **0.43** |
| | | | | | | | | | |

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.

Note 2: $MoS_2$ grades are calculated from the Mo assays shown in column 9.

Hole 4 was drilled upwards at +5° along an azimuth of 067° above hole 3. The hole passed above the top of the favourable host granite and entered the overlying tungsten rich skarn unit. **Hole 4 carried 0.06% $MoS_2$ over 87 feet including 6.5 feet of 0.36% $MoS_2$. In the tungsten skarn formation the hole assayed 0.41% $WO_3$ (tungsten) over a 6 foot core length from 250 to 256 feet.**

Hole 5 was drilled to the north of holes 2 and 3 along an azimuth of 045° with a dip of –20°. **This hole assayed 0.05% $MoS_2$ over its entire 438 foot length including a 137 foot intersection from 29 to 166 feet that averaged 0.13% $MoS_2$. The hole carried several high-grade intersections including 0.42% $MoS_2$ over 18.0 feet and 0.93% $MoS_2$ over 3.0 feet.**

Hole 6 was drilled upwards at +5° along an azimuth of 045° above hole 5. The hole passed above the top of the favourable host granite and entered the overlying tungsten rich skarn unit. **Hole 6 carried 0.08% $MoS_2$ over 113 feet including 18 feet of 0.31% $MoS_2$ and 4 feet of 1.03% $MoS_2$.**

Sultan is extremely pleased with the results of the six diamond drill holes received to date. Assays for holes 7 through 12 are expected within the next 10 days and will be released as they are received.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the underground exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.


**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com Email: info@sultanminerals.com

# SULTAN MINERALS INC.

**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.sultanminerals.com / www.langmining.com**

October 26, 2005

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS FINDS MORE MOLYBDENUM AT JERSEY-EMERALD

**Sultan Minerals Inc. (SUL-TSX-V)** is pleased to announce that it has received assays for holes 7 through 12 (JM05-07 thru JM05-12) of its underground drilling program on its Jersey-Emerald Molybdenum Property, in the Salmo area of British Columbia. The six underground holes, which were step-outs from previously announced holes 1 thru 6, intersected numerous high-grade veins of molybdenum. **High-grade veins intersected in these six holes included 0.32% $MoS_2$ over 6.0 feet in hole 8** (JM05-08), **0.54% $MoS_2$ over 3.0 feet and 0.45% $MoS_2$ over 4.0 feet in hole 9** (JM05-09), **1.01% $MoS_2$ over 3.0 feet in hole 10** (JM05-10), **0.83% $MoS_2$ over 3.0 feet and 0.55% $MoS_2$ over 5.0 feet in hole 11** (JM05-11), **and 0.39% $MoS_2$ over 3.0 feet and 0.37% $MoS_2$ over 3.0 feet in hole 12** (JM05-12).

**Highlights of the previous 6 holes were hole 4 which assayed 0.22% $MoS_2$ over its entire 192 foot length, and hole 3 which averaged 0.11% $MoS_2$ over 495 feet** (please refer to News Releases of August 2, October 3 and October 13, 2005).

The 12 drill holes completed to date test a 1,000-foot (300-metre) long zone of molybdenum exposures seen underground in the East Dodger section of the historic Jersey-Emerald Tungsten Mine. Molybdenum mineralization was intersected in all 12 drill holes and is comprised of a network of high-grade molybdenite bearing quartz veins hosted within a granite intrusive body. The grade of the mineralization is variable over the 1,000-foot long zone and is highest in areas where there are a greater number of veins.

Significant intersections from the 12 drill holes completed to date are tabled below.

| Drill Hole# | Grid North | Grid East | Azmth/Dip. | Length | From | To | Width | Mo % | $MoS_2$ % |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (Feet) | | | | | |
| **JM05-12** | 6815 | 8742 | 045 /-45 | 537.00 | 194.00 | 357.00 | **163.00** | 0.024 | **0.04** |
| Including | | | | | 184.00 | 208.50 | **24.50** | 0.051 | **0.09** |
| Including | | | | | 317.50 | 357.00 | **39.50** | 0.060 | **0.10** |
| Including | | | | | 344.00 | 357.00 | **13.00** | 0.127 | **0.21** |
| Including | | | | | 344.00 | 347.00 | **3.00** | 0.232 | **0.39** |
| Including | | | | | 354.00 | 357.00 | **3.00** | 0.222 | **0.37** |
| and | | | | | 485.00 | 488.00 | **3.00** | 0.130 | **0.22** |

*Table continued*

| Drill Hole# | Grid North | Grid East | Azmth/Dip. | Length | From | To | Width | Mo % | $MoS_2$ % |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (feet) | | | | |
| **JM05-11** | 6815 | 8742 | 045 /-30 | 408.00 | 00.00 | 413.00 | **413.00** | 0.019 | **0.03** |
| Including | | | | | 114.00 | 169.70 | **55.70** | 0.045 | **0.08** |
| Including | | | | | 151.00 | 154.00 | **3.00** | 0.497 | **0.83** |
| Including | | | | | 216.00 | 335.00 | **119.00** | 0.034 | **0.06** |
| Including | | | | | 305.00 | 335.00 | **30.00** | 0.106 | **0.18** |
| and | | | | | 320.00 | 323.00 | **3.00** | 0.395 | **0.66** |
| and | | | | | 330.00 | 335.00 | **5.00** | 0.328 | **0.55** |
| | | | | | | | | | |
| **JM05-10** | 7332 | 8806 | 225 /0 | 186.00 | 10.00 | 133.00 | **123.00** | 0.038 | **0.06** |
| Including | | | | | 10.00 | 78.00 | **68.00** | 0.057 | **0.10** |
| Including | | | | | 10.00 | 13.00 | **3.00** | 0.194 | **0.32** |
| and | | | | | 32.50 | 35.50 | **3.00** | 0.605 | **1.01** |
| and | | | | | 75.00 | 78.00 | **3.00** | 0.258 | **0.43** |
| | | | | | | | | | |
| **JM05-09** | 7350 | 8823 | 045 /-35 | 476.00 | 37.50 | 377.00 | **339.5** | 0.016 | **0.03** |
| and | | | | | 37.50 | 41.00 | **3.50** | 0.280 | **0.47** |
| and | | | | | 163.00 | 167.00 | **4.00** | 0.270 | **0.45** |
| and | | | | | 262.00 | 265.00 | **3.00** | 0.325 | **0.54** |
| | | | | | | | | | |
| **JM05-08** | 7350 | 8823 | 045 /-20 | 395.00 | 0.00 | 149.00 | **149.00** | 0.019 | **0.03** |
| and | | | | | 35.00 | 41.00 | **6.00** | 0.187 | **0.31** |
| and | | | | | 55.50 | 59.00 | **3.50** | 0.054 | **0.09** |
| and | | | | | 94.00 | 98.00 | **4.00** | 0.069 | **0.12** |
| and | | | | | 273.00 | 277.00 | **4.00** | 0.055 | **0.09** |
| | | | | | | | | | |
| **JM05-07** | 7126 | 87938 | 045 /-20 | 414.00 | 79.00 | 146.50 | **67.50** | 0.012 | **0.02** |
| Including | | | | | 79.00 | 84.50 | **5.50** | 0.048 | **0.08** |
| and | | | | | 143.50 | 146.50 | **3.00** | 0.059 | **0.10** |
| | | | | | | | | | |
| | | | | | | | | | |
| **JM05-06** | 6992 | 8778 | 045 /+05 | 325.00 | 2.00 | 115.00 | **113.00** | 0.050 | **0.08** |
| Including | | | | | 22.00 | 40.00 | **18.00** | 0.184 | **0.31** |
| Including | | | | | 22.00 | 26.00 | **4.00** | 0.617 | **1.03** |

| Table continued | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Drill Hole# | Grid North | Grid East | Azmth/Dip. | Length | From | To | Width | Mo % | MoS2 % |
| | | | | | (feet) | | | | |
| **JM05-05** | 6992 | 8778 | 045 /-20 | 438.00 | 0.00 | 438.00 | **438.00** | 0.028 | **0.05** |
| Including | | | | | 29.00 | 166.00 | **137.00** | 0.076 | **0.13** |
| Including | | | | | 80.00 | 146.50 | **66.50** | 0.108 | **0.18** |
| Including | | | | | 80.00 | 98.00 | **18.00** | 0.254 | **0.42** |
| and | | | | | 143.50 | 146.50 | **3.00** | 0.558 | **0.93** |
| | | | | | | | | | |
| **JM05-04** | 6979 | 8777 | 067 /+05 | 270.00 | 65.00 | 152.00 | **87.00** | 0.034 | **0.06** |
| Including | | | | | 65.00 | 103.50 | **38.50** | 0.055 | **0.09** |
| Including | | | | | 97.00 | 103.50 | **6.50** | 0.218 | **0.36** |
| | | | | | | | | | |
| **JM05-03** | 6976 | 8777 | 067 /-25 | 600.00 | 0.00 | 495.00 | **495.00** | 0.068 | **0.11** |
| Including | | | | | 0.00 | 275.50 | **275.50** | 0.103 | **0.17** |
| Including | | | | | 92.50 | 258.00 | **165.50** | 0.153 | **0.26** |
| Including | | | | | 200.00 | 215.00 | **15.00** | 0.777 | **1.30** |
| Including | | | | | 200.00 | 202.50 | **2.50** | 1.558 | **2.58** |
| and | | | | | 145.50 | 163.50 | **18.00** | 0.194 | **0.32** |
| and | | | | | 534.00 | 537.00 | **3.00** | 0.045 | **0.08** |
| **JM05-02** | 6977 | 8781 | 067 /-37 | 196.00 | 4.00 | 196.00 | **192.00** | 0.13 | **0.22** |
| Including | | | | | 48.00 | 64.20 | **16.20** | 0.28 | **0.47** |
| Including | | | | | 48.00 | 52.25 | **4.25** | 0.97 | **1.62** |
| and | | | | | 79.60 | 102.70 | **23.10** | 0.22 | **0.37** |
| | | | | | | | | | |
| **JM05-01** | 6603 | 8711 | 070 /-35 | 498.00 | 4.00 | 5.20 | **1.20** | 0.07 | **0.12** |
| and | | | | | 138.70 | 142.00 | **3.30** | 0.27 | **0.45** |
| and | | | | | 342.50 | 461.00 | **119.00** | 0.03 | **0.05** |
| Including | | | | | 445.65 | 454.75 | **9.10** | 0.16 | **0.27** |
| Including | | | | | 445.65 | 449.75 | **4.10** | 0.26 | **0.43** |

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.

Note 2: $MoS_2$ grades are computed from the Mo assays shown in column 9.

Hole 7 was collared 135 feet north of previous holes 5 and 6. The hole was drilled along an azimuth of 045° with a dip of -20°. This hole was the weakest of the 12 drill holes. It intersected a resistant section of granite that hosted only two significant sections of molybdenite veining, but still carried 0.02% $MoS_2$ over 67.50 feet.

Holes 8 and 9 were drilled 225 feet north of hole 7 along an azimuth of 045° with a dip of –20° and -35° respectively. Both holes showed significant molybdenite veining with the highest intersection of 0.54% $MoS_2$ over 3.0 feet seen in hole 9.

Hole 10 was a horizontal hole drilled along an azimuth of 225° from the same setup as holes 8 and 9. This hole was drilled in the opposite direction to holes 8 & 9 and at 159 feet in the hole cut the margin of the favourable host granite and entered the overlying tungsten-rich skarn unit. Prior to entering the skarn, the hole cut several molybdenum rich veins averaging 0.06% % $MoS_2$ over 126 feet including a 3-foot section that assayed 1.01% $MoS_2$ over 3.0 feet

Holes 11 and 12 were drilled 165 feet south of previous hole 2 along an azimuth of 045° with a dip of –30° and -45° respectively. Both holes showed significant molybdenite veining with the highest intersection of 0.83% $MoS_2$ over 3.0 feet seen in hole 11, which intersected 119 feet averaging 0.06% $MoS_2$.

With molybdenite currently selling for $32.00/lb, Sultan is extremely pleased with the results of the 12 diamond drill holes received to date. The results of the 12 holes show the molybdenum-rich body to extend 1,000 feet north-south, 400 feet east-west and to a depth of 300 feet. The molybdenum mineralization appears to be bounded by the tungsten rich skarn, which lies to the east and above the favourable host granite, but remains open to the north, south, west and at depth.

The company's contractor, Advanced Drilling Ltd., of Surrey, BC, has moved a second drill on to the property for the next phase of drilling in November 2005, which is planned to include both surface and underground drilling.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the underground exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.


**Arthur G. Troup, P. Eng., Geological**
President and CEO

For further information please contact:
**Investor Relations**
T. J. Malcolm Powell – Email: IR@langmining.com
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@sultanminerals.com

# SULTAN MINERALS INC.

**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.sultanminerals.com**


October 28, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS EXTENDS WARRANT TERMS

**Sultan Minerals Inc.** (SUL-TSX-V) ("Sultan") announces that, subject to regulatory approval, it will extend the expiry date of warrants previously issued November 15, 2004, pursuant to a non-brokered private placement, by one year to now expire November 15, 2006. The warrants are exercisable for up to 1,773,334 common share of Sultan at a price of $0.20 per share. There will be no change to the warrant exercise price.

For further information on Sultan and its projects, visit www.sultanminerals.com.

**Arthur G. Troup, P.Eng., Geological**
President and CEO


For further information please contact:
**Investor Relations**
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

**Form 51-102F3**
*Material Change Report*

**Item 1** **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

**Item 2.** **Date of Material Change**

September 30, 2005.

**Item 3.** **News Release**

The press release was issued on October 3, 2005.

**Item 4.** **Summary of Material Change**

See attached press release.

**Item 5.** **Full Description of Material Change**

See attached press release.

**Item 6.** **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

**Item 7.** **Omitted Information**

N/A

**Item 8. Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

**Item 9. Date of Report**

October 3, 2005.

# SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 3, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS DISCOVERS 495 FEET OF MOLYBDENUM ON ITS JERSEY-EMERALD PROPERTY

**Sultan Minerals Inc. (SUL-TSX-V)** is pleased to announce that that it has received final assays for hole 3 (JM05-03) of its underground drilling program on its Jersey-Emerald Molybdenum Property, in the Salmo area of British Columbia. Drilling focused on the East Dodger Zone of the Emerald Tungsten Mine where sizeable molybdenum and tungsten deposits were intersected in two initial holes completed in July (please see News Release of August 2, 2005).

Drill hole 3 was a 600-foot long hole drilled adjacent to previously announced drill hole 2, which assayed **0.22% $MoS_2$ over its entire 192 foot length, including 5.19% $MoS_2$ over a 3.7 foot wide intersection near the bottom of the hole**. Hole 3 was drilled to the west along an azmuth of 067° with a dip of –25° in order to determine the total width of the mineralized intersection found in hole 2. The hole confirmed the earlier intersection and showed molybdenum mineralization to a hole depth of 537 feet. Beyond this depth, the alteration and mineralization decreased suggesting that the western margin of the deposit had been penetrated. **Good mineralization was encountered to a depth of 495 feet with the hole averaging 0.11% $MoS_2$ over this length. Higher grades were encountered over the first half of the hole where a 165.5 foot section averaged 0.26% $MoS_2$. Within this interval several high-grade intersections were encountered with the best section averaging 1.30% $MoS_2$ over 15.0 feet including a 2.5 foot section that carried 2.58% $MoS_2$.**

Assays for holes 1 thru 3 are tabled below.

| Drill Hole# | Grid North | Grid East | Azmth/ Dip. | Length | From | To | Width | Mo %* | $MoS_2$ %* |
|---|---|---|---|---|---|---|---|---|---|
| | | | | *(Feet)* | | | | | |
| **JM05-03** | 6976 | 8777 | 067 /-25 | 600 | 0.00 | 495.00 | **495.00** | 0.068 | **0.11** |
| Including | | | | | 0.00 | 275.5 | **275.50** | 0.103 | **0.17** |
| Including | | | | | 92.50 | 258.00 | **165.50** | 0.153 | **0.26** |
| Including | | | | | 200.00 | 215.00 | **15.00** | 0.777 | **1.30** |
| Including | | | | | 200.00 | 202.50 | **2.50** | 1.558 | **2.58** |
| and | | | | | 145.50 | 163.50 | **18.00** | 0.194 | **0.32** |

| Drill Hole# | Grid North | Grid East | Azmth/ Dip. | Length | From | To | Width | Mo %* | $MoS_2$ %* |
|---|---|---|---|---|---|---|---|---|---|
| | | | | *(Feet)* | | | | | |
| and | | | | | 534.00 | 537.00 | **3.00** | 0.045 | **0.08** |
| | | | | | | | | | |
| **JM05-02** | 6977 | 8781 | 067 /-37 | 196 | 4.00 | 196.00 | **192.00** | 0.13 | **0.22** |
| Including | | | | | 48.00 | 64.20 | **16.20** | 0.28 | **0.47** |
| Including | | | | | 48.00 | 52.25 | **4.25** | 0.97 | **1.62** |
| and | | | | | 79.60 | 102.70 | **23.10** | 0.22 | **0.37** |
| | | | | | | | | | |
| Including | | | | | 79.60 | 84.10 | **4.50** | 0.79 | **1.32** |
| Including | | | | | 98.45 | 102.70 | **4.25** | 0.30 | **0.50** |
| and | | | | | 176.00 | 189.70 | **13.70** | 1.03 | **1.72** |
| Including | | | | | 186.00 | 189.70 | **3.70** | 3.11 | **5.19** |
| | | | | | | | | | |
| **JM05-01** | 6603 | 8711 | 070 /-35 | 498 | 4.00 | 5.20 | **1.20** | 0.07 | **0.12** |
| and | | | | | 138.70 | 142.00 | **3.30** | 0.27 | **0.45** |
| and | | | | | 303.50 | 307.00 | **3.50** | 0.01 | **0.02** |
| and | | | | | 342.50 | 394.50 | **52.00** | 0.02 | **0.03** |
| Including | | | | | 342.50 | 344.30 | **1.80** | 0.05 | **0.08** |
| Including | | | | | 350.60 | 362.50 | **11.90** | 0.02 | **0.03** |
| Including | | | | | 373.00 | 379.90 | **6.90** | 0.04 | **0.07** |
| Including | | | | | 378.20 | 379.90 | **1.70** | 0.01 | **0.02** |
| Including | | | | | 390.50 | 394.50 | **4.00** | 0.03 | **0.05** |
| and | | | | | 398.00 | 461.00 | **63.00** | 0.04 | **0.07** |
| Including | | | | | 445.65 | 454.75 | **9.10** | 0.16 | **0.27** |
| Including | | | | | 445.65 | 449.75 | **4.10** | 0.26 | **0.43** |

During the current drill program 3,900 feet (1,200 metres) of diamond drilling was completed in 10 holes. The 12 holes completed to date have tested a 1,000 foot long by 500 foot wide zone located along the eastern margin of a 1,000-foot by 2,000-foot (600-metre by 300-metre) area of molybdenum exposures seen in historic underground mine workings. The 10 recent holes stepped out from the high-grade molybdenum mineralization intersected in drill hole 2 and attempted to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the mineralization.

The remaining nine holes have now been logged, split and are awaiting assay. In logging the core, Sultan's geologists report that molybdenum mineralization was intersected in all 10 holes indicating potential for significant tonnage. Assays for holes 4, 5 and 6 are expected within the next 10 days and will be released as they are received.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the underground exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information please contact:
T. J. Malcolm Powell, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@sultanminerals.com